UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9)

Telaria, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879181105
(CUSIP Number)

Jonathan Brolin Edenbrook Capital, LLC 116 Radio Circle Mount Kisco, NY 10549 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	879181105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,021,345
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,021,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,021,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.25%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D/A

CUSIP No.	879181105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,690,507
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
1,690,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,690,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.56%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D/A

CUSIP No.	879181105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,021,345
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,021,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,021,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.25%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 9 ("Amendment No. 9") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2018 (the "Original Schedule 13D"), Amendment No 1 to the Original Schedule 13D filed with the SEC on May 30, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 22, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on November 13, 2018 ("Amendment No.3"), Amendment No. 4 filed with the SEC on December 28, 2018 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on August 30, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on January 10, 2020 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on February 12, 2020 ("Amendment No. 7") and Amendment No. 8 filed with the SEC on February 19, 2020 ("Amendment No. 8")  and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No.4, Amendment No. 5, Amendment No. 6 Amendment No. 7 and this Amendment No. 9, the ("Schedule 13D"), with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of Telaria, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.  This Amendment No 9 amends Items 3.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 2,021,345 shares of Common Stock of the Issuer.

The Reporting Persons used a total of approximately $6,946,250 (including commissions, if any) to acquire the Common Stock reported in this Schedule 13D. The Common Stock was purchased with the investment capital of the Fund and certain other private investments funds advised by Edenbrook.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2020
Dated EDENBROOK CAPITAL, LLC
/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

BY: Edenbrook Capital Partners, LLC

Its General Partner

/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
Signature

JONATHAN BROLIN